VIA EDGAR

October 23, 2023

Ms. Megan Akst, Senior Staff Accountant

Ms. Christine Dietz, Senior Staff Accountant

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Millicom International Cellular S.A.

Form 20-F for the Year Ended December 31, 2022

File No. 001-38763

Dear Ms. Akst and Ms. Dietz:

On behalf of our client, Millicom International Cellular S.A. (the “Company”), we are submitting this letter in response to your correspondence dated September 20, 2023 concerning the Company’s Form 20-F for the year ended December 31, 2022. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. Further to our letter dated September 25, 2023, the Company respectfully requests an additional sixteen-business day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than November 17, 2023.

Very truly yours,

/s/ John Meade
John Meade

cc:	Millicom International Cellular S.A.

Sheldon Bruha, Executive Vice President, Chief Financial Officer

Salvador Escalón, Executive Vice President, Chief Legal and Compliance Officer